November 1, 2018

Robert Kain
Chief Executive Officer
LunaDNA, LLC
415 South Cedros Avenue, Suite 260
Solana Beach, California 92075

       Re: LunaDNA, LLC
           Form 1-A
           Filed October 5, 2018
           File No. 024-10903

Dear Mr. Kain:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 5, 2018

Preliminary Offering Circular, page 1

1. We note your disclosure in the second sentence of the sixth paragraph on page 2. Please revise to clarify that even if you make profits that could be distributed as dividends pursuant to your operating agreement, your manager has the discretion to not pay any dividends.
 Robert Kain
FirstName LastNameRobert Kain
LunaDNA, LLC
Comapany 1, 2018
November NameLunaDNA, LLC
November 1, 2018 Page 2
Page 2
FirstName LastName
2. We note your response to prior comment 1 of our comment letter dated August 16, 2018.
         Please tell us the mechanics of the member data license process including when and how an investor will deliver its member data to you and when the investor will receive the limited liability company interests in return. In this regard, please also tell us how you intend to accept subscriptions in the event your offering is oversubscribed. For example, will it be first come, first served, or will you make a determination based on which member data will be most valuable to you at the time?
3. We note your response to prior comment 7 of our comment letter dated September 14,
         2018. Please clarify the relationship between the GT file valuation and the valuation of the other member data types, and briefly disclose your assumptions underlying the comparisons. In this regard, it remains unclear which data type valuations are based on the GT file valuation, or other data type valuations, and which data types are valued using a similar valuation methodology only. For example, how was the value of the Nutrition
         Tracker as $0.14 based on or compared to the valuation of the GT file, or was it based on a similar EHR methodology but with underlying assumptions such as its subjective nature and the probability of inaccuracies in self-reported nutritional intake?
Risk Factors, page 5

4. Please revise to briefly discuss that you are not subject to HIPAA as disclosed in your response to prior comment 8 in our comment letter dated August 16, 2018.
As a public benefit corporation..., page 14

5. Please expand your response to prior comment 6 of our comment letter dated August 16,
         2018 to address your manager's ability to effectuate, and the probability of effectuating a distribution to your members, given your manager's fiduciary duties to its own members as well as its public benefit purpose.
Our Management and Operating Agreements contain provisions..., page 14

6. We note your response to prior comment 5 in our comment letter dated August 16, 2018.
         Please clarify your disclosure to explicitly state, if true, that the class action waiver and jury trial waiver provisions do not apply to any claims under the federal securities laws or the rules and regulations thereunder. Also, clarify whether section 10.2(c) of your operating agreement applies to any counterclaims under the federal securities laws or the rules and regulations thereunder.
Valuation of Consideration, page 41

7. Revise the first paragraph to include a brief description of each of the two valuation
         techniques   i.e., the market approach and the income approach - you
used in determining
         the value of the consideration.
 Robert Kain
FirstName LastNameRobert Kain
LunaDNA, LLC
Comapany 1, 2018
November NameLunaDNA, LLC
November 1, 2018 Page 3
Page 3
FirstName LastName
8. Please revise the second paragraph on this page to include disclosure similar to the information provided in your response to comment 3 that describes and quantifies the significant assumptions in the market approach utilized to value the GT file.
9. We note your response to comments 4 and 7 that in part your valuation relied upon "dark"
         portions of the internet where the legal authorization for the sale of EHR data was doubtful. Tell us why it would be appropriate to include data where legal authorization is doubtful in your analysis, or revise your analysis to exclude such information.
10. Similar to the response to comment 6, revise the discussion of the discounted cash flow
         (net present value or NPV) analysis under the income approach to describe and quantify each significant assumption for this approach, including the discount rate utilized, the number of data files you anticipate collecting and average acquisition cost. Also describe the basis or rationale for the selected appropriate discount rate. Discuss your basis for assuming earnings per study per member would grow by 5.0 percent each year. Also, disclose your reasons for selecting a 3 percent long-term sustainable growth rate in your terminal value calculation.
11. Revise paragraph four to explain in layman's term what you mean by terminal value.
12. Please revise the fifth paragraph to disclose your basis for establishing an exchange rate of
         50 shares for one GT file. Also revise your disclosure here and on page 1 to describe in greater detail your basis for determining the amount of shares you will provide in exchange for your other products.
13. We note your disclosure attributed to your advisors in the third to last paragraph on page
         41. Please have your advisors file a consent to your offering statement or advise. Refer to
         Part III, Item 2(10) of Form 1-A.
Redemption Rights, page 42

14. We note your response to prior comment 10 in our comment letter dated August 16,
         2018. Please revise your disclosure to specify, if true, that the de-identified member data may not be purged from third party systems once the member data is sold or queried.
         Also expand your response to clarify whether there is any way any member data may be used to identify the individual.
Arbitration; Governing Law; Class Actions, page 48

15.      Please disclose the substance of your response to prior comment 12.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Robert Kain
LunaDNA, LLC
November 1, 2018
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz,
Assistant Director, at 202-551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Kain
                                                           Division of
Corporation Finance
Comapany NameLunaDNA, LLC
                                                           Office of
Electronics and Machinery
November 1, 2018 Page 4
cc:       John Tishler, Esq.
FirstName LastName